SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2008

PRANA BIOTECHNOLOGY LIMITED
(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

        This Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-3 File No. 333-116232.

PRANA BIOTECHNOLOGY LIMITED
(a development stage enterprise)

6-K Items

1.	Prana Biotechnology Limited Appendix 4D Interim Financial Report for the half year ended 31 December 2007.

ITEM 1

Appendix 4D
Interim Financial Report

for the half year ended
31 December 2007
(previous corresponding period: half year ended 31 December 2006)

To be read in conjunction with the 30 June 2007 Annual Report.
In compliance with Listing Rule 4.2A

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

DIRECTORS’ REPORT

Your directors present their report on the consolidated entity consisiting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2007.

Directors

The following persons were directors of Prana Biotechnology Limited during the whole of the half-year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Dr Colin Masters	Executive Director (resigned 2 July 2007)
Dr George Mihaly	Non-Executive Director
Mr Brian Meltzer	Non-Executive Director
Mr Peter Marks	Non-Executive Director

Review of Operations

Highlights:

• Professor Colin Masters, a founding director of Prana, and member of Prana’s Research and Development Advisory Board, received the Victoria Prize. Prof. Masters was awarded the State of Victoria’s most prestigious scientific award, the Victoria Prize, in August 2007 by the Victorian State government in recognition for his decades of work in Alzheimer’s disease. The selection criteria for the Victoria Prize were based on the development of scientific or technological innovations that have significantly benefited the community.

• Completion of PBT2 Phase IIa clinical trial enrolment in Sweden and Australia. The company announced in September 2007 that patient enrolment had been completed at the study sites in Sweden and Australia and that patient dosing would be completed by the end of 2007.

• Company presentation at the Rodman & Renshaw 9th Annual Healthcare conference. Dr. Steve Targum M.D. and Chief Medical Advisor to Prana, was invited to the Healthcare conference in New York City in October 2007 to present an update on the pre-clinical discovery, research and development activities of Prana from its Metal Protein Attenuating Compounds (MPAC) library. Dr. Targum reported on the validation activities of Prana’s MPAC platform in Alzheimer’s disease and other neurological indications such as Huntington’s disease and the progress of Prana’s lead MPAC, PBT2 in its Phase IIa clinical trial.

• Data Safety Monitoring Board (DSMB) issues a favourable safety and tolerability report to Prana for ongoing Phase IIa study. The independent DSMB reviewed the emerging blinded safety and tolerability data from the Phase IIa study at three stages during the study. In November 2007 the company announced that the final issued report, based on the then available data from 59 patients demonstrated that the trial was safe to continue in accordance with the trial protocol. The DSMB noted the absence of treatment related serious adverse events or withdrawals.

• Completion of PBT2 Phase IIa trial. Final patient dosing was reported on December 18th and the trial was formally completed on January 2, 2008, on track for the company to release results during first quarter 2008.

• Research and Development Update at Prana’s Annual General Meeting (AGM) on immunotherapy and cancer programs. At the December 2007 AGM, Prana reported on its novel immunotherapy program for the treatment of Alzheimer’s disease. To date the company has generated monoclonal antibodies against a specific form of beta-amyloid peptide formed as a result of oxidative corruption. A candidate monoclonal antibody has been selected for animal trials in the first half of 2008. In addition, Prana reported that certain classes of MPAC’s from its library have shown potent anti-cancer activity and that in the first instance, the company plans to undertake brain cancer animal modelling during 2008.

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

Auditors’ Independence Declaration

A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of directors.

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer

Melbourne
Dated 15 February 2008

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

PricewaterhouseCoopers ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Auditor’s Independence Declaration

As lead auditor for the review of Prana Biotechnology Limited for the half year ended 31 December 2007, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

SC Bannatyne	Melbourne
Partner	15 February 2008
PricewaterhouseCoopers

Liability limited by a scheme approved under Professional Standards Legislation

Appendix 4D for the Half Year Ended
31 December 2007

Results for announcement to the market

Current Reporting Period - Half year Ended 31 December 2007
Previous Reporting Period - Half year Ended 31 December 2006

Revenue from continuing operations	up	7.18%	to	$ 253,876

Loss after tax attributable to members	up	29.46%	to	$(10,092,550)

Net loss for the period attributable to members	up	29.46%	to	$(10,092,550)

Franked Amount
Dividends (distribution)	Amount per Security	per Security

Final dividend	n/a	n/a

Previous corresponding period	n/a	n/a

Net Tangible Asset per Security (cents per security)
As at 31 December 2007	3.08
As at 30 June 2007	3.70

Loss per share for loss attributable to the ordinary equity holders of the company:
(Basic and Diluted)
As at 31 December 2007	(6.18)
As at 31 December 2006	(5.94)

Record date for determining entitlements to the dividend,
(in the case of a trust, distribution)	n/a

Explanation of the above information:

Prana Biotechnology Ltd recorded revenue of $253,876 for the period ended 31 December 2007 (2006: $236,869) as a result of interest accrued on company bank accounts. This increase was primarily the result of a capital raising in October 2007 that raised A$8m, before costs.

Prana has incurred a loss for the half year of $10,092,550 (2006: $7,795,613). This loss includes the revaluation of financial liabilities to fair value and research and development costs.

Refer to the Directors’ Report - Review of Operations for further information.

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

CONDENSED CONSOLIDATED INCOME STATEMENT FOR
THE HALF YEAR ENDED 31 DECEMBER 2007

		Consolidated Entity
	Note	31 December 2007 $	31 December 2006 $

Revenue from continuing operations		253,876	236,869

Intellectual property expenses		(235,534)	(236,989)
Auditor and accounting expenses		(207,627)	(87,182)
Research and development expenses		(3,642,796)	(2,617,441)
Personnel expenses		(3,404,550)	(2,178,272)
Depreciation expenses		(13,686)	(30,226)
Other expenses		(508,778)	(540,752)
Travel expenses		(113,574)	(157,951)
Public relations and marketing expenses		(68,276)	(139,847)
Foreign exchange loss		(293,180)	(381,103)
Loss on fair valuation of financial liabilities	5	(1,858,425)	(1,662,719)

Loss before income tax expense		(10,092,550)	(7,795,613)

Income tax expense		-	-

Loss for the period		(10,092,550)	(7,795,613)

		Cents	Cents

Loss per share for loss attributable to the ordinary equity holders of the company:
Basic loss per share	8	(6.18)	(5.94)
Diluted loss per share	8	(6.18)	(5.94)

The above Income Statement should be read in conjunction with the accompanying notes.

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

CONDENSED CONSOLIDATED BALANCE SHEET AS AT 31
DECEMBER 2007

		Consolidated Entity
	Note	31 December 2007 $	30 June 2007 $

CURRENT ASSETS
Cash and cash equivalents		9,168,753	7,409,256
Trade and other receivables		211,047	96,499
Other current assets		384,854	168,539

TOTAL CURRENT ASSETS		9,764,654	7,674,294

NON-CURRENT ASSETS
Plant and equipment		60,989	47,891

TOTAL NON-CURRENT ASSETS		60,989	47,891

TOTAL ASSETS		9,825,643	7,722,185

CURRENT LIABILITIES
Trade and other payables		1,897,227	1,661,609
Provisions		85,924	77,465

TOTAL CURRENT LIABILITIES		1,983,151	1,739,074

NON-CURRENT LIABILITIES
Other financial liabilities	5	2,179,425	321,001
Provisions		66,356	49,915

TOTAL NON-CURRENT LIABILITIES		2,245,781	370,916

TOTAL LIABILITIES		4,228,932	2,109,990

NET ASSETS		5,596,711	5,612,195

EQUITY
Issued and unissued capital	6	62,164,415	53,988,412
Reserves	7	6,007,884	4,106,821
Accumulated losses		(62,575,588)	(52,483,038)

TOTAL EQUITY		5,596,711	5,612,195

The above Balance Sheet should be read in conjunction with the accompanying notes.

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

CONDENSED CONSOLIDATED STATEMENT OF CHANGES
IN EQUITY FOR THE HALF YEAR ENDED
31 DECEMBER 2007

	Consolidated Entity

	Issued and Unissued Capital $	Reserve $	Accumulated Losses $	Total $

As at 30 June 2006	46,274,127	2,867,249	(41,340,718)	7,800,658

Shares issued net of costs	6,114,195	-	-	6,114,195
Options exercised	39,425	(39,425)	-	-
Options issued	1,262,339	197,353	-	1,459,692
Equity to be issued	96,000	487,791	-	583,791
Net Loss for the period	-	-	(7,795,613)	(7,795,613)

As at 31 December 2006	53,786,086	3,512,968	(49,136,331)	8,162,723

Shares issued net of costs	231,012	-	-	231,012
Options exercised	67,314	(67,314)	-	-
Options issued	-	1,148,958	-	1,148,958
Equity to be issued	(96,000)	(487,791)	-	(583,791)
Net Loss for the period	-	-	(3,346,707)	(3,346,707)

As at 30 June 2007	53,988,412	4,106,821	(52,483,038)	5,612,195

Shares issued net of costs	6,585,375	-	-	6,585,375
Options issued	1,439,305	332,112	-	1,771,417
Equity to be issued	151,323	1,568,951	-	1,720,274
Net Loss for the period	-	-	(10,092,550)	(10,092,550)

As at 31 December 2007	62,164,415	6,007,884	(62,575,588)	5,596,711

The above Statement of Changes in Equity should be read in conjunction with the following notes.

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	Consolidated Entity
	31 December 2007 $	31 December 2006 $

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees	(6,221,635)	(6,148,092)
Interest received	198,853	232,462

NET OPERATING CASH FLOWS	(6,022,782)	(5,915,630)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Proceeds from sales of plant and equipment	-	300
Payment for purchases of plant and equipment	(26,782)	(3,657)

NET INVESTING CASH FLOWS	(26,782)	(3,357)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities	8,486,929	7,783,485
Capital raising costs	(374,783)	(382,587)

NET FINANCING CASH FLOWS	8,112,146	7,400,898

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,062,582	1,481,911

Cash and cash equivalents at the beginning of the half year	7,409,256	10,013,778
Effects of exchange rate changes on cash and cash equivalents	(303,085)	35,454

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	9,168,753	11,531,143

The above Cash Flow Statement should be read in conjunction with the following notes.

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Basis of Preparation

The general purpose financial report for the interim half year reporting period ended 31 December 2007 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the entity as the full financial report.

Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by Prana Biotechnology Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended 30 June 2007.

Accounting Standards include Australian equivalents to International Financial Reporting Standards (A-IFRS). Compliance with A-IFRS ensures that the financial statements and notes of the entity comply with International Financial Reporting Standards.

Note 2. Dividends

The company resolved not to declare any dividends in the period ended 31 December 2007.

Note 3. Segment Information

The Company’s activities are predominately within Australia and cover research into Alzheimer’s Disease and other major age-related degenerative disorders.

Note 4. Contingent Liabilities and Assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 5. Financial Liabilities

	31 December 2007		30 June 2007
	No.	$	No.	$
Non-current liabilities
Warrants over ADRs	3,000,000	2,179,425	3,000,000	321,001

Following a meeting of shareholders on 1 June 2004, the Company issued 4 million ADRs (1 ADR = 10 ordinary shares) and 3 million warrants to US investors. The US investors acquired the ADRs at a price of USD 5.00 per ADR with a 3 for 4 attaching warrant. This issue raised USD 20 million (AUD 28.9 million) before costs. The warrants are convertible to ADRs on or before 4 June 2009 at an exercise price of USD 8.00 per warrant.

Under AASB 132 para 11, the warrants associated with this transaction are required to be classified as a financial liability, as opposed to equity, as a result of the warrants being exercisable in a foreign currency, that is a currency, different to the functional currency of the Company.

During 2005 the International Financial Reporting Interpretations Committee (“IFRIC”) noted that based on the existing wording of IAS 32 (the International Financial Reporting Standards equivalents to AASB 132), any contract entered into by an entity to exchange a fixed number of its own equity instruments for a fixed amount of cash that is denominated in a foreign currency is a financial liability and not an equity instrument. The IFRIC discussed and questioned whether this was the appropriate and intended outcome of the standard, and consequently submitted a proposal to the International Accounting Standards Board (“IASB”) to amend IAS 32. As the IASB declined to make an such an amendment to the standard, the IFRIC conclusion that instruments as described above should be classified as liabilities continues to stand.

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

As a consequence, on initial recognition the fair value of the warrants is required to be recognised as a financial liability at their fair value, reducing the issued capital recorded. Each reporting date the financial liability representing the warrants is required to be revalued to fair value with the movement in the fair value recording the Income Statement.

In the six months to 31 December 2007 a Loss on Fair Valuation of Financial Liabilities of $1,858,425 (December 2006: $1,662,719) has been recorded in the Income Statement.

The classification of these instruments is for accounting purposes only. In this regard, the Company has an obligation to issue its equity instruments, via ADR’s, to the warrant holders should they decide to exercise their warrants and remit USD 8.00 per ADR. The holders of the warrants cannot force the Company to settle the contracts in cash. The classification of the warrants as liabilities, does not impact on the Company’s future liquidity requirements or ability to continue as a going concern.

Note 6. Issued and Unissued Capital

	31 December 2007		30 June 2007
	No.	$	No.	$

Fully Paid Ordinary Shares	181,600,062	59,462,771	151,517,978	52,726,073
Options over Fully Paid Ordinary Shares	14,279,133	2,701,644	4,352,893	1,262,339

Total Issued and Unissued Capital		62,164,415		53,988,412

During the half year ended 31 December 2007, the following movements in issued and unissued capital occurred:

Shares
*	Issue of 29,778,699 ordinary shares as part of a capital raising
*	Issue of 303,385 ordinary shares to a consultant

Options
*	Issue of 9,926,240 options as part of a capital raising

Note 7. Reserves - Share Based Payments

	31 December 2007		30 June 2007
	No.	$	No.	$

Options over Fully Paid Ordinary Shares	8,092,246	4,038,887	9,928,262	2,137,824
Options over ADRs	380,000	1,515,434	380,000	1,515,434
Warrants over ADRs	320,000	453,563	320,000	453,563

Total Reserves - Share Based Payments		6,007,884		4,106,821

1 ADR = 10 ordinary shares

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

Note 8. Loss per share

	31 December 2007	31 December 2006

Basic loss per share (cents)	(6.18)	(5.94)
Diluted loss per share (cents)	(6.18)	(5.94)

	$	$

a) Net loss used in the calculation of basic and diluted loss per share	(10,092,550)	(7,795,613)

	No.	No.

b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	163,373,104	131,180,788

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

Note 9. Net Tangible Assets

	31 December 2007	30 June 2007

Net Tangible Assets	$5,596,711	$5,612,195
No. of Shares	181,600,062	151,517,978

Net Tangible Assets (cents)	3.08	3.70

Note 10. Cash Flow Reconciliation

	31 December 2007	31 December 2006

(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax	(10,092,550)	(7,795,613)

Add back depreciation expense	13,686	30,226
Add back foreign exchange	303,085	(35,454)
Add back fair valuation of financial liabilities	1,858,425	1,662,719
Add back loss on sale of non-current asset	-	161
Add back share based payments	1,964,924	779,627
Increases/(Decreases) in Provisions	24,900	30,451
(Increases)/Decreases in Accounts Receivable	(114,548)	44,593
(Increases)/Decreases in Other Current Assets	(216,322)	(104,723)
Increases/(Decreases) in Accounts Payable	235,618	(527,617)

Net Operating Cash Flows	(6,022,782)	(5,915,630)

(b) Reconciliation of cash and cash equivalents

	31 December 2007	30 June 2007
Cash and cash equivalents at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Balance Sheet as follows:
Cash and cash equivalents	9,168,753	7,409,256

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

Note 11. Going Concern

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. As at 31 December 2007, the consolidated entity has accumulated losses of $62,575,588 and has incurred negative cash flows from operations of $6,022,782 in the six months ended 31 December 2007. The consolidated entity has generated AU$8.4 million (before costs) from a capital raising in October 2007 such that the cash position has increased to AU$9,168,753 from AU$7,409,256 at 30 June 2007.

The directors believe that the going concern basis of preparation is appropriate given the following reasons:

>

Since inception, the consolidated entity has been able to raise funds to pursue its research programs. To date, the consolidated entity has raised in excess of $72m through the issue of equity and options, before costs. The directors believe that there is a reasonable expectation that they can raise additional funding to enable the consolidated entity to continue to pursue the current business objectives.

>

Having carefully assessed the uncertainties relating to the likelihood and timing of securing additional funding and the consolidated entity’s ability to meet contractual commitments and effectively manage discretional expenditure, the directors believe that the consolidated entity will continue to operate as a going concern for the foreseeable future and therefore that it is appropriate to prepare the financial statements on a going concern basis.

>

At this time, the directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Balance Sheet at 31 December 2007. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Note 12. Events Subsequent to Reporting Date

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the consolidated entity, the result of those operations or the state of affairs of the consolidated entity in subsequent financial years.

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

DIRECTORS’ DECLARATION

In the directors’ opinion:

1. The financial statements and notes, as set out on pages 6 to 13 are in accordance with the Corporations Act 2001, including:

(a) complying with Accounting Standards and the Corporations Regulations; and

(b) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and of its performance for the half-year ended on that date.

2. There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler
Executive Chairman and Chief Executive

Dated 15 February 2008

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

PricewaterhouseCoopers ABN 52 780 433 757

Freshwater Place 2 Southbank Boulevard SOUTHBANK VIC 3006 GPO Box 1331L MELBOURNE VIC 3001 DX 77 Website:www.pwc.com/au Telephone 61 3 8603 1000
INDEPENDENT AUDITOR’S REVIEW REPORT	Facsimile 61 3 8603 1999

to the members of Prana Biotechnology Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prana Biotechnology Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration for the Prana Biotechnology Limited Group (the consolidated entity). The consolidated entity comprises both Prana Biotechnology Limited (the company) and the entities it controlled during that half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Prana Biotechnology Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

Liability limited by a scheme approved under Professional Standards Legislation

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prana Biotechnology Limited is not in accordance with the Corporations Act 2001 including:

(a) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

PricewaterhouseCoopers

SC Bannatyne	Melbourne
Partner	15 February 2008

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited /s/ Geoffrey P. Kempler —————————————— By: Geoffrey P. Kempler Chief Executive Officer

        Date: February 19, 2008